August 28, 2023

VIA EDGAR

Christine Torney and Vanessa Robertson

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mustang Bio, Inc.

Form 10-K for Year-Ended December 31, 2022

File No. 001-38191

Christine Torney and Vanessa Robertson:

We are writing to respond to the comment provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated August 23, 2023 (the “Comment Letter”), relating to the Mustang Bio, Inc. (“we”, "Mustang", or the “Company”) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed on August 14, 2023 (the “Form 10-Q”).

For ease of review, we have set forth below the numbered comment of the Comment Letter in bold type, followed by the Company’s response thereto.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Research and Development Expenses, Page 33

1.	Please revise your future filings to disclose the costs incurred during each period presented for each of your key research and development projects or key programs, including but not limited to MB-106. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Response to Comment:

The Company acknowledges the Staff’s comment. In future filings, we will disclose the costs incurred during each period presented for each of our key research and development projects or key programs, including but not limited to MB-106. Additionally, for amounts that are not tracked by project or program (including, e.g., research and development personnel costs, facility and depreciation expense, consulting expenses, lab supplies and other R&D expenses), we will include additional quantitative or qualitative disclosure, as appropriate that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense). Such additional disclosure will reconcile to total research and development expense on the Statements of Operations. As additional information, we note that, as disclosed in the Form 10-Q, we have discontinued development of our MB-102, MB-103, MB-104 and MB-105 programs, which will further simplify our disclosures relating to research and development costs in future periods.

⁕⁕⁕

Christine Torney and Vanessa Robertson

Securities and Exchange Commission

August 28, 2023

Should any member of the Staff have questions regarding our responses to the comments set forth above or need additional information, please do not hesitate to call me at (617) 875-5289. Thank you for your assistance in this matter.

Very truly yours,

/s/ Eliot Lurier
Eliot Lurier
Interim Chief Financial Officer

cc (electronic):	Matthew Wein, General Counsel

Rakesh Gopalan, Barlow Mann, McGuireWoods LLP